UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2018

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, February 14, 2018, and entitled “Orbotech Reports Fourth Quarter and Full Year 2017 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheets.

3.	Registrant’s Condensed Consolidated Statements of Operations.

4.	Registrant’s Reconciliation of GAAP to Non-GAAP Results.

5.	Registrant’s Reconciliation of GAAP Net Income to Adjusted EBITDA.

6.	Registrant’s Condensed Consolidated Statements of Cash Flows.

7.	Press release issued by the Registrant on, and dated, February 14, 2018, and entitled “Orbotech Solutions Selected by LG Display for New Flexible OLED Display Gen 6 Production Line”.

8.	Press release issued by the Registrant on, and dated, February 14, 2018, and entitled “Orbotech’s SPTS Technologies Receives $37M in Multiple System Orders from RF Device Manufacturers”.

*        *        *         *        *        *

Except as set forth below, the information on this Form 6-K, including the exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394, Registration No. 333-169146 and Registration No. 333-207878) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

ORBOTECH REPORTS FOURTH QUARTER AND FULL YEAR 2017 RESULTS

2017 fourth quarter highlights

•	Record revenues of $256.9 million

•	Gross margin of 47.3%

•	Cash flow from operations of $84.3 million

•	GAAP EPS of $1.14 (diluted) reflecting the tax benefit resulting from a valuation allowance release; non-GAAP EPS of $0.87 (diluted)

2017 full year highlights compared with 2016 full year

•	Record revenues of $900.9 million, up 11.7%, compared with $806.4 million

•	Gross margin of 47.2%, up from 46.2%

•	Cash flow from operations of $130 million, compared with $108 million

•	GAAP EPS of $2.71 (diluted) reflecting the tax benefit resulting from a valuation allowance release, up 58% from $1.71 (diluted)

•	Non-GAAP EPS of $2.91 (diluted), up 15% from $2.52 (diluted)

2018 guidance

•	First quarter 2018 revenue range: $235 million to $250 million; gross margin range: 47.0%-47.5%

•	First half 2018 revenue of approximately $500 million; gross margin range: 47.5%-48%

•	Full year 2018 revenue growth of 12%-14%, compared to 2017

YAVNE, ISRAEL, February 14, 2018 | ORBOTECH LTD. (NASDAQ: ORBK) (the “Company”) today announced its consolidated financial results for the fourth quarter and full year ended December 31, 2017.

Commenting on the results, Asher Levy, Chief Executive Officer, said: “We are very pleased to report strong quarterly results that concluded a record performance in 2017. During the year, we achieved record bookings, and our backlog at the end of 2017 is double the amount at the end of 2016, which also strengthens and improves our visibility. The positive momentum in Orbotech’s served industries, and our unique positioning, enabled us to grow significantly during 2017 and to reinforce our overall competitive position. As we enter into 2018, we expect to continue to introduce our customers to new and innovative solutions that will help them overcome some of the most difficult production challenges they face today.”

Separately, this morning, the Company issued two important press releases announcing orders for solutions from the Company’s flat panel display and semiconductor device divisions.

The first press release relates to a repeat order from LG Display for multiple Automated Optical Inspection (AOI) solutions, which will be deployed in LG’s OLED Gen 6 fab for flexible mobile device display production. This is testimony to the quality of Orbotech’s FPD solutions. Delivery of these solutions is expected to be split between the first and the second quarters of 2018.

The second press release relates to $37 million in purchase orders received by Orbotech’s SD division for multiple etch and deposition systems from two GaAs foundry customers. These systems will be used to manufacture radio frequency (RF) devices for 4G and emerging 5G wireless infrastructure and mobile device markets. Delivery of the systems is expected to be split between the first and the second quarters of 2018.

For more specific details about each of these significant orders, please see the separate press releases.

Revenues for the fourth quarter of 2017 totaled $256.9 million, compared with $215.0 million in the fourth quarter of 2016, and $245.7 million in the third quarter of 2017.

In the Company’s Production Solutions for Electronics Industry segment:

•	Revenues from the Company’s printed circuit board (“PCB”) business were $90.4 million (including $55.0 million in equipment sales) in the fourth quarter of 2017. This compares to PCB revenues of $77.2 million (including $48.6 million in equipment sales) in the fourth quarter of 2016.

•	Revenues from the Company’s flat panel display (“FPD”) business were $72.1 million (including $60.7 million in equipment sales) in the fourth quarter of 2017. This compares to FPD revenues of $71.6 million (including $60.2 million in equipment sales) in the fourth quarter of 2016.
•	Revenues from the Company’s semiconductor device (“SD”) business were $90.3 million (including $77.8 million in equipment sales) in the fourth quarter of 2017. This compares to SD revenues of $62.1 million (including $48.4 million in equipment sales) in the fourth quarter of 2016.

Revenues in the Company’s other segments totaled $4.0 million in the fourth quarter of 2017, compared with $4.2 million in the fourth quarter of 2016.

Service revenues for the fourth quarter of 2017 were $61.0 million, compared with $55.6 million in the fourth quarter of 2016.

Revenues for the full year of 2017 totaled $900.9 million, compared with $806.4 million for the full year of 2016.

Gross profit and gross margin in the fourth quarter of 2017 were $121.6 million and 47.3%, respectively, compared with $100.7 million and 46.8%, respectively, in the fourth quarter of 2016. Gross profit and gross margin in the full year of 2017 were $425.3 million and 47.2%, respectively, compared with $372.4 million and 46.2%, respectively, in the full year of 2016.

GAAP net income and GAAP net income margin in the fourth quarter of 2017 were $55.9 million and 21.8%, respectively, compared with $25.6 million and 11.9%, respectively, in the fourth quarter of 2016. GAAP net income and GAAP net income margin for the full year of 2017 were $132.4 million and 14.7%, respectively, compared with $79.4 million and 9.9% in the full year of 2016. The GAAP results reflect a net benefit of approximately $16 million consisting of the impact of increase in deferred tax assets mainly for a valuation allowance releases and decrease in deferred tax liabilities offset by an increase in the Company’s tax provisions. The valuation allowance release of $18.8 million occurred in the fourth quarter and the most significant component related to the Company’s carryforward losses in the United States. In view of the strong business conditions, the Company believes it is more likely than not that it will be able to use these carryforward losses in the United States and therefore released the applicable valuation allowance.

GAAP earnings per share (diluted) for the fourth quarter of 2017 were $1.14, compared with $0.53, for the fourth quarter of 2016. GAAP earnings per share (diluted) for the full year of 2017 were $2.71 compared with $1.71 in the full year of 2016.

Adjusted EBITDA (as defined below) and adjusted EBITDA margin for the fourth quarter of 2017 were $55.6 million and 21.6%, respectively, compared with $49.9 million and 23.2%, respectively, in the fourth quarter of 2016. Adjusted EBITDA and adjusted EBITDA margin for the full year of 2017 were $190.0 million and 21.1%, respectively, compared with $168.1 million and 20.8% for the full year of 2016.

Non-GAAP net income and non-GAAP net income margin for the fourth quarter of 2017 were $42.5 million and 16.5%, respectively, compared with $33.7 million and 15.7%, respectively, for the fourth quarter of 2016. Non-GAAP net income and non-GAAP net income margin for the full year of 2017 were $142.4 and 15.8%, respectively, compared with $116.9 million and 14.5%, respectively, for the full year of 2016. Non-GAAP earnings per share (diluted) for the fourth quarter of 2017 were $0.87, compared with $0.70 per share, for the fourth quarter of 2016. Non-GAAP earnings per share (diluted) for the full year of 2017 were $2.91, compared with $2.52 for the full year of 2016.

All of the Company’s non-GAAP information has been adjusted to remove the impact attributable to a tax benefit resulting mainly from the valuation allowance release described above. A reconciliation of each of the Company’s non-GAAP measures to the comparable GAAP measure (the “Reconciliation”) is included at the end of this press release.

As of December 31, 2017, the Company had cash, cash equivalents, short term bank deposits and marketable securities of $327.8 million, and debt of $72.5 million. During the fourth quarter of 2017, the Company generated cash from operations of $84.3 million. As of December 31, 2017, the actual number of ordinary shares outstanding was approximately 48.4 million.

2018 Guidance

The Company expects first quarter 2018 revenue to be in the range of $235 million to $250 million and gross margin to be in the range of 47.0%-47.5%, based on current expectations of product mix. The Company expects first half 2018 revenues to be approximately $500 million. The Company expects gross margin in the range of 47.5%-48% for the first half of 2018, based on current expectations of product mix. The Company expects full year 2018 revenue growth of approximately 12%-14%, compared to 2017.

Conference Call

An earnings conference call for the Company’s fourth quarter and full year 2017 results is scheduled for today, February 14, 2018, at 8:30 a.m. EDT. The dial-in number for the conference call is +1 323-701-0225 or (US toll-free) 888-394-8218 and a replay will be available on telephone number +1 719-457-0820 or (US toll-free) 888-203-1112 until February 28, 2018. The pass code is 4004533. A live webcast of the conference call can also be heard by accessing the Company’s website at: https://edge.media-server.com/m6/p/x4x4897o. The webcast will remain available for 12 months at: https://investors.orbotech.com/webcast-archives.

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ: ORBK) is a leading global supplier of yield-enhancing and process-enabling solutions for the manufacture of electronics products. Orbotech provides cutting-edge solutions for use in the manufacture of printed circuit boards (PCBs), flat panel displays (FPDs), and semiconductor devices (SDs), designed to enable the production of innovative, next-generation electronic products and improve the cost effectiveness of existing and future electronics production processes. Orbotech’s core business lies in enabling electronic device manufacturers to inspect and understand PCBs and FPDs and to verify their quality (‘reading’); pattern the desired electronic circuitry on the relevant substrate and perform three-dimensional shaping of metalized circuits on multiple surfaces (‘writing’); and utilize advanced vacuum deposition and etching processes in SD and semiconductor manufacturing (‘connecting’). Orbotech refers to this ‘reading’, ‘writing’ and ‘connecting’ as enabling the ‘Language of Electronics’. For more information, visit www.orbotech.com and www.spts.com

Israeli Tax Matters, Audit Committee Review and Cautionary Statement Regarding Forward-Looking Statements

As previously reported, in May 2017, the Company received a best judgment tax assessment from the Israel Tax Authority (the “ITA”) with respect to an audit of the Company for the fiscal years 2012-2014 (the “Assessment”), for an aggregate amount of tax against the Company, after offsetting all accumulated net operating losses for tax purposes (“NOL”s) available through the end of 2014, of approximately NIS 207 million (currently approximately $59 million), which amount includes related interest and linkage differentials to the Israeli consumer price index (as of date of the Assessment). All amounts related to the Assessment are given after application of the Company’s NOLs. Approximately 80% of the amount of the Assessment, assuming that all NOLs are set off against the other matters included in the Assessment, relates to the following two matters: (i) the use of tax exempt income derived from the Company’s approved and benefited enterprises under the Law for the Encouragement of Capital Investment, 1959, in particular in its investments in, or acquisitions of, foreign subsidiaries; and (ii) the purchase of shares of the Company by its foreign subsidiaries during the audit period. The Company has not taken any reserves or provisions related to these two matters because it reasonably believes its positions are more likely than not correct as a legal matter. The Company intends vigorously to contest the ITA’s position on both of these matters and has not, as of December 31, 2017, established, and does not anticipate establishing, a provision related to these matters. The other significant item in the Assessment relates to the Company’s transfer pricing with respect to certain intercompany transactions in the Far East. As of December 31, 2017, the Company’s tax provisions with respect to the tax audit period cover a majority of the remaining 20% of the Assessment. In light of the Assessment and the ongoing criminal investigation in Israel, the Audit Committee of the Board of Directors of the Company (the “Audit Committee”), with the assistance of outside advisors, reviewed the Company’s tax returns in Israel for certain periods since fiscal year 2009. The Audit Committee did not identify any fraudulent or criminal activity in the course of its review. In addition, the Audit Committee and its outside advisors had the full cooperation of management and the Audit Committee did not identify any ‘tone at the top’ issues or any significant issues in the Company’s control environment.

The evaluation of tax positions involves significant judgment. If the Company’s judgment with respect to its tax positions proves to be inaccurate, it may be required to increase its provisions or take a charge in future periods. The amount of the increase and/or the charge against earnings could be material. There is an ongoing criminal investigation in Israel against the Company, certain of its employees and its tax consultant related to tax positions taken by the Company in the tax audit period as well as in prior periods. The Company does not have any insight into the scope or time period of the criminal investigation or the timing of any prosecutorial action related to the investigation which may occur in the coming days, weeks, months or years. Although the Company cannot predict the timing of any prosecutorial action, the Company expects to be summoned to the Israeli prosecutor’s office for a hearing, at which it will have the opportunity to present its positions, prior to any indictments of the Company and/or certain of its employees and/or payment of monetary amounts in lieu of such indictments. The Company has not conducted its own investigation into any matters that may be the subject of such investigation and will only do so once the criminal investigation has been completed. The Company intends vigorously to contest the Assessment in accordance with Israeli law as well as defend itself and its employees in the criminal matter, but it cannot assure investors as to the outcome or timing of completion of either process, including the amount of tax ultimately payable related to fiscal years 2012-2014 and prior fiscal years, or any additional taxes, penalties, criminal sanctions, indictments, fines and other amounts that may be imposed as a result of the Assessment and criminal investigation, which may be material in amount or in adverse impact on the Company’s results of operations, financial position and reputation.

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to Orbotech’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, the risk that the Company may not achieve its revenue and margin expectations within and for 2018 (including, without limitation, due to shifting move-in dates); cyclicality in the industries in which the Company operates, the Company’s supply chain management and production capacity, order cancelation often without penalty; timing and occurrence of product acceptance (the Company defines ‘bookings’ and ‘backlog’ as purchase arrangements with customers that are based on mutually agreed terms, which, in some cases for bookings and backlog, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, within and among divisions, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate, including as a result of the ‘Brexit’ process and political uncertainty in the United States, or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices as well as automobiles, the Company’s global operations and its ability to comply with varying legal, regulatory, exchange, tax and customs regimes, the timing and outcome of tax audits, including the Assessment process in Israel and related criminal investigation (see above), the Company’s ability to achieve strategic initiatives, including related to its acquisition strategy, the Company’s debt and corporate financing activities; the final timing and outcome, and impact of the criminal matter and ongoing investigation in Korea, including any impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter, and ongoing or increased hostilities in Israel and the surrounding areas.

The foregoing information should be read in connection with the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and subsequent SEC filings. The Company is subject to the foregoing and other risks detailed in those reports. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U. S. dollars in thousands

(Unaudited)

	December 31, 2017	December 31, 2016
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$315,803	$216,292
Restricted cash		12,487
Marketable securities
Short-term bank deposits	4,115	789
Accounts receivable - trade	362,839	326,343
Prepaid expenses and other current assets	56,448	47,258
Inventories	182,152	132,435

Total current assets	921,357	735,604

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	7,888	7,012
Funds in respect of employee rights upon retirement	10,622	8,375
Deferred income taxes	43,157	19,840
Equity method investee and other receivables	5,556	9,113

	67,223	44,340

PROPERTY, PLANT AND EQUIPMENT, net	69,612	62,375

OTHER INTANGIBLE ASSETS, net	68,226	84,210

GOODWILL	177,486	176,374

Total assets	$1,303,904	$1,102,903

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Current maturities of long-term loan	$16,364	$16,364
Accounts payable and accruals:
Trade	96,166	72,085
Other	123,510	114,692
Deferred income	37,445	28,576

Total current liabilities	273,485	231,717

LONG-TERM LIABILITIES:
Long-term loan, net	56,117	72,002
Liability with respect to Applied Microstructure, Inc. (“AMST”)		1,471
Liability for employee rights upon retirement	24,997	22,973
Deferred income taxes	14,536	14,392
Other tax liabilities	22,901	7,567

Total long-term liabilities	118,551	118,405

Total liabilities	392,036	350,122

EQUITY:
Share capital	2,404	2,381
Additional paid-in capital	433,922	420,185
Retained earnings	572,544	440,159
Accumulated other comprehensive income (loss)	252	(9,221)

	1,009,122	853,504
Less treasury shares, at cost	(99,539)	(99,539)

Total Orbotech Ltd. equity	909,583	753,965
Non-controlling interest	2,285	(1,184)

Total equity	911,868	752,781

Total liabilities and equity	$1,303,904	$1,102,903

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

(Unaudited)

	Year ended December 31,		Three months ended December 31,
	2017	2016	2017	2016
Revenues	$900,856	$806,402	$256,880	$215,042
Cost of revenues	475,538	433,995	135,314	114,361

Gross profit	425,318	372,407	121,566	100,681

Operating expenses:

Research and development, net	125,434	107,095	34,772	27,046
Selling, general and administrative	143,363	124,356	40,344	31,999
Gain from the release of AMST earn out payment obligation	(1,471)		(1,471)
Equity in earnings of P.C.B. Solutions L.P (“Frontline”)	(4,524)	(3,445)	(1,289)	(1,134)
Amortization of intangible assets	25,006	27,456	6,371	6,706

Total operating expenses	287,808	255,462	78,727	64,617

Operating income	137,510	116,945	42,839	36,064
Financial expenses - net	5,535	21,042	645	5,724

Income before taxes on income	131,975	95,903	42,194	30,340
Taxes on income	1,088	16,308	(13,168)	4,709
Share in losses of equity method investee		600		150

Net income	130,887	78,995	55,362	25,481
Net loss attributable to non-controlling interests	(1,498)	(443)	(519)	(150)

Net income attributable to Orbotech Ltd.	$132,385	$79,438	$55,881	$25,631

Basic earnings per share	$2.76	$1.74	$1.16	$0.54

Diluted earnings per share	$2.71	$1.71	$1.14	$0.53

Weighted average number of shares (in thousands) used in computation of:
Basic earnings per share	47,989	45,534	48,213	47,645
Diluted earnings per share	48,850	46,461	49,034	48,513

ORBOTECH LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share data)

(Unaudited)

	Year ended December 31,		Three months ended December 31,
	2017	2016	2017	2016
Reported operating income on GAAP basis	$137,510	$116,945	$42,839	$36,064
Equity-based compensation expenses	9,876	6,356	2,894	2,037
Amortization of intangible assets	25,006	27,456	6,371	6,706
Gain from the release of AMST earn out payment obligation	(1,471)		(1,471)

Non-GAAP operating income	$170,921	$150,757	$50,633	$44,807

Reported net income attributable to Orbotech Ltd. on GAAP basis(1)	$132,385	$79,438	$55,881	$25,631
Equity-based compensation expenses	9,876	6,356	2,894	2,037
Amortization of intangible assets	25,006	27,456	6,371	6,706
Tax effect of non-GAAP adjustments	(4,656)	(3,205)	(2,412)	(795)
Tax benefit	(18,778)		(18,778)
Share in losses of equity method investee		600		150
Gain from the release of AMST earn out payment obligation	(1,471)		(1,471)
Charges associated with the retirement of the 2014 Credit Agreement		6,228

Non-GAAP net income	$142,362	$116,873	$42,485	$33,729

GAAP earnings per diluted share	$2.71	$1.71	$1.14	$0.53

Non-GAAP earnings per diluted share	$2.91	$2.52	$0.87	$0.70

Shares used in earnings per diluted share computation - in thousands	48,850	46,461	49,034	48,513

(1)	Reflects the net benefit of approximately $16 million consisting of the impact of increase in deferred tax assets mainly for the valuation allowance releases and decrease in deferred tax liabilities offset by an increase in our tax provisions.

ORBOTECH LTD.

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA

U.S. dollars in thousands

(Unaudited)

	Year ended December 31,		Three months ended December 31,
	2017	2016	2017	2016
Net income attributable to Orbotech Ltd. on GAAP basis	$132,385	$79,438	$55,881	$25,631
Minority interest and equity losses	(1,498)	157	(519)
Taxes on income	1,088	16,308	(13,168)	4,709
Financial expenses - net	5,535	21,042	645	5,724
Depreciation and amortization	44,543	44,756	11,316	11,759
Equity-based compensation expenses	9,876	6,356	2,894	2,037
Gain from the release of AMST earn out payment obligation	(1,471)		(1,471)

ADJUSTED EBITDA	$190,458	$168,057	$55,578	$49,860

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

(Unaudited)

	Year ended December 31,		Three months ended December 31,
	2017	2016	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$130,887	$78,995	$55,362	$25,481
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	44,543	44,756	11,316	11,759
Compensation relating to equity awards granted to employees and others - net	9,876	6,356	2,894	2,037
Increase (decrease) in liability for employee rights upon retirement, net	1,028	943	186	(588)
Long-term loans discount amortization		1,866
Deferred financing costs amortization	479	5,692	116	107
Deferred income taxes	(29,241)	(2,693)	(22,453)	81
Amortization of premium and accretion of discount on marketable Securities, net	167	145	130	33
Equity in earnings of Frontline, net of dividend received	(727)	1,261	(364)	156
Other	127	751		120
Gain from the release of AMST earn out payment obligation	(1,471)		(1,471)
Gain from step up acquisition of a subsidiary	(478)
Decrease (increase) in accounts receivable:
Trade	(36,496)	(41,607)	22,642	(6,292)
Other	(10,568)	(2,921)	(3,282)	(3,529)
Increase (decrease) in accounts payable and accruals:
Trade	24,030	6,898	13,283	9,632
Deferred income	8,869	(1,056)	3,933	734
Other	36,845	7,994	20,155	3,792
Decrease (increase) in inventories	(47,914)	1,080	(18,103)	5,651

Net cash provided by operating activities	129,956	108,460	84,344	49,174

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of property, plant and equipment	(24,445)	(23,550)	(4,595)	(6,163)
Purchase of intellectual property	(700)		(700)
Proceeds from sale of property, plan and equipment	157		157
Consideration received for the sale of the Thermal Products business		12,000
Withdrawal of (investment in) bank deposits	(3,326)	8,761	(3,142)	3,047
Purchase of marketable securities	(1,994)	(5,553)		(717)
Redemption of marketable securities	1,004	4,337	200	720
Investment in equity method investee		(1,000)
Acquisition of subsidiary consolidated for the first time	102		102
Acquisition of the assets of AMST		(6,429)	0	(6,429)
Deposits of funds in respect of employee rights upon retirement	(1,250)	249	(63)	55

Net cash used in investing activities*	(30,452)	(11,185)	(8,041)	(9,487)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term loan		(239,635)
Repayment of bank loan	(16,364)	(20,000)		(20,000)
Bank loan, net of $2 million financing costs		108,031
Issuance of shares, net		99,962
Employee share options exercised	3,884	7,427	1,746	2,327

Net cash provided by (used in) financing activities	(12,480)	(44,215)	1,746	(17,673)

Net increase in cash, cash equivalents and restricted cash*	87,024	53,060	78,049	22,014
Cash, cash equivalents and restricted cash at beginning of period*	228,779	175,719	237,754	206,765

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD*	$315,803	$228,779	$315,803	$228,779

*	Reclassified

Non-GAAP Financial Measures

Non-GAAP net income, non-GAAP net income margin, non-GAAP net income per share detailed in the Reconciliation exclude charges, income or losses, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including release of earn outs, amortization of intangible assets and acquisition costs; (iii) tax impact including tax effect of Non-GAAP adjustments and tax benefit; (iv) share in losses of equity method investee and amounts associated with non-controlling interests company; (v) release of valuation allowance and/or (vi) charges associated with the financing activities related to the retirement of the Company’s 2014 credit agreement with JPMorgan.

The Company uses the non-GAAP measures indicated in the Reconciliation to supplement the Company’s financial results presented on a GAAP basis. These non-GAAP measures exclude equity based compensation expenses, amortization of intangible assets, share in losses/profits of associated companies, as well as certain financial and other expenses and items that are believed to be helpful in understanding and comparing past operating and financial performance with current results. Management uses all of the non-GAAP measures to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. These measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies. Orbotech believes that these measures enhance investors’ ability to review the Company’s business from the same perspective as the Company’s management and facilitate comparisons with results for prior periods. In addition, these non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. However, the non-GAAP measures presented are subject to limitations as an analytical tool because they exclude certain recurring items (such as, equity compensation, financial expense and amortization of intangible assets) as described below and in the Reconciliation. The presentation of this additional non-GAAP information should not be considered in isolation or as a substitute for net income; net income attributable to Orbotech Ltd. or earnings per share prepared in accordance with GAAP, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. For a quantification of the adjustments made to comparable GAAP measures, please see the Reconciliation.

The effect of equity-based compensation expenses has been excluded from the non-GAAP measures. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity-based compensation expenses will recur in future periods.

The effects of amortization of intangible assets have also been excluded from the measures. This item is inconsistent in amount and frequency and is significantly affected by the timing and size of acquisitions and dispositions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well. Amortization of intangible assets will recur in future periods and the Company may be required to record impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses.

Adjusted EBITDA is also a non-GAAP financial measure. The Company defines adjusted EBITDA as net income attributable to Orbotech Ltd., further adjusted, in addition to the items described above, to exclude taxes on income, financial expenses (income) – net and depreciation. The Company presents adjusted EBITDA because it considers it to be an important supplemental measure and believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in Orbotech’s industry. Adjusted EBITDA margin is a measurement of Orbotech’s adjusted EBITDA as a percentage of its revenues. Although the Company believes its presentation of adjusted EBITDA is useful, its adjusted EBITDA measure may not be comparable to similarly named measures presented by other companies.

For more information about all of the foregoing items, see the Reconciliation, the Company’s Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2016, and its subsequent SEC filings.

Company Contact: Rami Rozen VP, Investor Relations Orbotech Ltd Tel: +972-8-942 3582 Rami.rozen@orbotech.com	Tally Kaplan Porat Director of Corporate Marketing Orbotech Ltd Tel: +972-8-942 3603 Tally-Ka@orbotech.com

Orbotech Solutions Selected by LG Display for New Flexible OLED Display

Gen 6 Production Line

Korean manufacturer will implement multiple Quantum Automated Optical Inspection solutions in its new production line for flexible mobile device displays

YAVNE, ISRAEL, February 14, 2018 | Orbotech Ltd., (NASDAQ: ORBK) a leading global supplier of yield-enhancing and process-enabling solutions for the manufacture of electronics products, announced today that LG Display, a leading innovator of display technologies, has ordered multiple Quantum™ AOI (automated optical inspection) for Flex solutions for its new flexible OLED Gen 6 fab in Paju, South Korea, which is intended for flexible mobile device display production. Delivery of Orbotech’s solutions is expected to be split between the first quarter and the second quarter of 2018.

The production process required for flexible OLED panels is more sophisticated and complex than the traditional LCD manufacturing process due to its reduced layer thickness and increased number of stages. Based on Orbotech’s patented multi-modality imaging (MMI) technology, the Quantum™ AOI for Flex series is a comprehensive yield enhancement solution for high quality inspection, detection, classification and 3D measurement of critical defects that impact the quality and the lifetime of the final flexible OLED display.

“This repeat order from LG Display is testament to the high quality of Orbotech’s advanced solutions,” stated Mr. Edu Meytal, President of Orbotech Pacific Display. “Orbotech’s end-to-end advanced AOI display solutions are designed specifically to address the unique challenges posed by flexible OLED panel production and will enable our customers to produce the most advanced FPD products with high yields.”

About Orbotech’s AOI for Flex Series

Orbotech’s Quantum™ AOI for Flex offers display manufacturers cutting-edge automated inspection solutions for all types of advanced display technologies, including flexible OLED. Orbotech’s display AOI solutions offers full coverage of both Micro and Macro inspection, layer thickness, defect height measurement, and accurate location of defects within a stack of TFE (thin-film encapsulation) layers. The system can be operated in N2 environment.

About Orbotech Ltd.

Orbotech Ltd. is a leading global supplier of yield-enhancing and process-enabling solutions for the manufacture of electronics products. Orbotech provides cutting-edge solutions for use in the manufacture of printed circuit boards (PCBs), flat panel displays (FPDs), and semiconductor devices (SDs), designed to enable the production of innovative, next-generation electronic products and improve the cost effectiveness of existing and future electronics production processes. Orbotech’s core business lies in enabling electronic device manufacturers to inspect and understand PCBs and FPDs and to verify their quality (‘reading’); pattern the desired electronic circuitry on the relevant substrate and perform three-dimensional shaping of metalized circuits on multiple surfaces (‘writing’); and utilize advanced vacuum deposition and etching processes in SD and semiconductor manufacturing (‘connecting’). Orbotech refers to this ‘reading’, ‘writing’ and ‘connecting’ as enabling the ‘Language of Electronics’. For more information, visit www.orbotech.com.

Israeli Tax Matters, Audit Committee Review and Cautionary Statement Regarding Forward-Looking Statements

As previously reported, in May 2017, the Company received a best judgment tax assessment from the Israel Tax Authority (the “ITA”) with respect to an audit of the Company for the fiscal years 2012-2014 (the “Assessment”), for an aggregate amount of tax against the Company, after offsetting all accumulated net operating losses for tax purposes (“NOL”s) available through the end of 2014, of approximately NIS 207 million (currently approximately $59 million), which amount includes related interest and linkage differentials to the Israeli consumer price index (as of date of the Assessment). All amounts related to the Assessment are given after application of the Company’s NOLs. Approximately 80% of the amount of the Assessment, assuming that all NOLs are set off against the other matters included in the Assessment, relates to the following two matters: (i) the use of tax exempt income derived from the Company’s approved and benefited enterprises under the Law for the Encouragement of Capital Investment, 1959, in particular in its investments in, or acquisitions of, foreign subsidiaries; and (ii) the purchase of shares of the Company by its foreign subsidiaries during the audit period. The Company has not taken any reserves or provisions related to these two matters because it reasonably believes its positions are more likely than not correct as a legal matter. The Company intends vigorously to contest the ITA’s position on both of these matters and has not, as of December 31, 2017, established, and does not anticipate establishing, a provision related to these matters. The other significant item in the Assessment relates to the Company’s transfer pricing with respect to certain intercompany transactions in the Far East. As of December 31, 2017, the Company’s tax provisions with respect to the tax audit period cover a majority of the remaining 20% of the Assessment. In light of the Assessment and the ongoing criminal investigation in Israel, the Audit Committee of the Board of Directors of the Company (the “Audit Committee”), with the assistance of outside advisors, reviewed the Company’s tax returns in Israel for certain periods since fiscal year 2009. The Audit Committee did not identify any fraudulent or criminal activity in the course of its review. In addition, the Audit Committee and its outside advisors had the full cooperation of management and the Audit Committee did not identify any ‘tone at the top’ issues or any significant issues in the Company’s control environment.

The evaluation of tax positions involves significant judgment. If the Company’s judgment with respect to its tax positions proves to be inaccurate, it may be required to increase its provisions or take a charge in future periods. The amount of the increase and/or the charge against earnings could be material. There is an ongoing criminal investigation in Israel against the Company, certain of its employees and its tax consultant related to tax positions taken by the Company in the tax audit period as well as in prior periods. The Company does not have any insight into the scope or time period of the criminal investigation or the timing of any prosecutorial action related to the investigation which may occur in the coming days, weeks, months or years. Although the Company cannot predict the timing of any prosecutorial action, the Company expects to be summoned to the Israeli prosecutor’s office for a hearing, at which it will have the opportunity to present its positions, prior to any indictments of the Company and/or certain of its employees and/or payment of monetary amounts in lieu of such indictments. The Company has not conducted its own investigation into any matters that may be the subject of such investigation and will only do so once the criminal investigation has been completed. The Company intends vigorously to contest the Assessment in accordance with Israeli law as well as defend itself and its employees in the criminal matter, but it cannot assure investors as to the outcome or timing of completion of either process, including the amount of tax ultimately payable related to fiscal years 2012-2014 and prior fiscal years, or any additional taxes, penalties, criminal sanctions, indictments, fines and other amounts that may be imposed as a result of the Assessment and criminal investigation, which may be material in amount or in adverse impact on the Company’s results of operations, financial position and reputation.

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to Orbotech’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, the risk that the Company may not achieve its revenue and margin expectations within and for 2018 (including, without limitation, due to shifting move-in dates); cyclicality in the industries in which the Company operates, the Company’s supply chain management and production capacity, order cancelation often without penalty; timing and occurrence of product acceptance (the Company defines ‘bookings’ and ‘backlog’ as purchase arrangements with customers that are based on mutually agreed terms, which, in some cases for bookings and backlog, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, within and among divisions, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate, including as a result of the ‘Brexit’ process and political uncertainty in the United States, or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices as well as automobiles, the Company’s global operations and its ability to comply with varying legal, regulatory, exchange, tax and customs regimes, the timing and outcome of tax audits, including the Assessment process in Israel and related criminal investigation (see above), the Company’s ability to achieve strategic initiatives, including related to its acquisition strategy, the Company’s debt and corporate financing activities; the final timing and outcome, and impact of the criminal matter and ongoing investigation in Korea, including any impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter, and ongoing or increased hostilities in Israel and the surrounding areas.

The foregoing information should be read in connection with the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and subsequent SEC filings. The Company is subject to the foregoing and other risks detailed in those reports. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

ORBOTECH COMPANY CONTACTS:
Rami Rozen	Tally Kaplan Porat
Director of Investor Relations	Director of Corporate Marketing
Tel: +972-8-942-3582 Investor.relations@orbotech.com	Tel: +972-8-942-3603 Tally-Ka@orbotech.com

Orbotech’s SPTS Technologies Receives $37M in Multiple System Orders from RF Device

Manufacturers

Two GaAs Foundries Select SPTS’s Etch and Deposition Systems to Expand Capacity of RF Device

Production

YAVNE, ISRAEL, February 14, 2018 | Orbotech Ltd. (NASDAQ: ORBK) today announced that SPTS Technologies, an Orbotech company and a supplier of advanced wafer processing solutions for the global semiconductor and related industries, has received approximately $37M in orders for multiple etch and deposition systems from two GaAs foundry customers. SPTS’s Omega® plasma etch, Delta® PECVD, and Sigma® PVD systems will be used to manufacture radio frequency (RF) devices for 4G and emerging 5G wireless infrastructure and mobile device markets. Delivery of the systems is expected to be split between the first quarter and second quarter of 2018.

“Compound semiconductor electronic devices based on gallium arsenide (GaAs) are the cornerstone of high speed wireless communications,” stated Kevin Crofton, Corporate Executive Vice President at Orbotech and President of SPTS Technologies. “RF devices are entering another exciting phase of growth with the proliferation of 4G mobile communications and preparation for 5G. IDMs and foundries are looking to add capacity to existing fabs to meet the growing demand, while new entrants are establishing new lines to address future demand for the 5G rollout. Our lead customer has been at the forefront of GaAs foundry services for almost two decades, and their repeat orders are a testament to the production advantages that our etch and deposition solutions continue to deliver to their core business.”

Power amplifiers (PAs) are among the most critical RF components in mobile communications and virtually all PAs in a modern smartphone are made from circuits built on GaAs semiconductors. Analysts1 are predicting that the growth of 4G communications, gigabit LTE (Long Term Evolution) and emerging 5G will be the growth engine to drive the RF GaAs device market from over $8.1 billion in 2017 to over $9 billion by 2021.

“Our latest forecast1 shows that PAs for cellular applications will continue to account for more than half of the RF GaAs device market,” noted Eric Higham, Director of the Advanced Semiconductor Applications service at Strategy Analytics. He added, “Despite smartphone growth slowing, the added complexity in mobile devices to support gigabit LTE and the emergence of 5G points to continuing growth in RF GaAs production.”

######

About Orbotech Ltd.

Orbotech Ltd. is a leading global supplier of yield-enhancing and process-enabling solutions for the manufacture of electronics products. Orbotech provides cutting-edge solutions for use in the manufacture of printed circuit boards (PCBs), flat panel displays (FPDs), and semiconductor devices (SDs), designed to enable the production of innovative, next-generation electronic products and improve the cost effectiveness of existing and future electronics production processes. Orbotech’s core business lies in enabling electronic device manufacturers to inspect and understand PCBs and FPDs and to verify their quality (‘reading’); pattern the desired electronic circuitry on the relevant substrate and perform three-dimensional shaping of metalized circuits on multiple surfaces (‘writing’); and utilize advanced vacuum deposition and etching processes in SD and semiconductor manufacturing (‘connecting’). Orbotech refers to this ‘reading’, ‘writing’ and ‘connecting’ as enabling the ‘Language of Electronics’. For more information, visit www.orbotech.com and www.spts.com.

[1]	‘RF GaAs Device Forecast and Outlook: 2016 – 2021’, Strategy Analytics (October 2017)

Israeli Tax Matters, Audit Committee Review and Cautionary Statement Regarding Forward-Looking Statements

As previously reported, in May 2017, the Company received a best judgment tax assessment from the Israel Tax Authority (the “ITA”) with respect to an audit of the Company for the fiscal years 2012-2014 (the “Assessment”), for an aggregate amount of tax against the Company, after offsetting all accumulated net operating losses for tax purposes (“NOL”s) available through the end of 2014, of approximately NIS 207 million (currently approximately $59 million), which amount includes related interest and linkage differentials to the Israeli consumer price index (as of date of the Assessment). All amounts related to the Assessment are given after application of the Company’s NOLs. Approximately 80% of the amount of the Assessment, assuming that all NOLs are set off against the other matters included in the Assessment, relates to the following two matters: (i) the use of tax exempt income derived from the Company’s approved and benefited enterprises under the Law for the Encouragement of Capital Investment, 1959, in particular in its investments in, or acquisitions of, foreign subsidiaries; and (ii) the purchase of shares of the Company by its foreign subsidiaries during the audit period. The Company has not taken any reserves or provisions related to these two matters because it reasonably believes its positions are more likely than not correct as a legal matter. The Company intends vigorously to contest the ITA’s position on both of these matters and has not, as of December 31, 2017, established, and does not anticipate establishing, a provision related to these matters. The other significant item in the Assessment relates to the Company’s transfer pricing with respect to certain intercompany transactions in the Far East. As of December 31, 2017, the Company’s tax provisions with respect to the tax audit period cover a majority of the remaining 20% of the Assessment. In light of the Assessment and the ongoing criminal investigation in Israel, the Audit Committee of the Board of Directors of the Company (the “Audit Committee”), with the assistance of outside advisors, reviewed the Company’s tax returns in Israel for certain periods since fiscal year 2009. The Audit Committee did not identify any fraudulent or criminal activity in the course of its review. In addition, the Audit Committee and its outside advisors had the full cooperation of management and the Audit Committee did not identify any ‘tone at the top’ issues or any significant issues in the Company’s control environment.

The evaluation of tax positions involves significant judgment. If the Company’s judgment with respect to its tax positions proves to be inaccurate, it may be required to increase its provisions or take a charge in future periods. The amount of the increase and/or the charge against earnings could be material. There is an ongoing criminal investigation in Israel against the Company, certain of its employees and its tax consultant related to tax positions taken by the Company in the tax audit period as well as in prior periods. The Company does not have any insight into the scope or time period of the criminal investigation or the timing of any prosecutorial action related to the investigation which may occur in the coming days, weeks, months or years. Although the Company cannot predict the timing of any prosecutorial action, the Company expects to be summoned to the Israeli prosecutor’s office for a hearing, at which it will have the opportunity to present its positions, prior to any indictments of the Company and/or certain of its employees and/or payment of monetary amounts in lieu of such indictments. The Company has not conducted its own investigation into any matters that may be the subject of such investigation and will only do so once the criminal investigation has been completed. The Company intends vigorously to contest the Assessment in accordance with Israeli law as well as defend itself and its employees in the criminal matter, but it cannot assure investors as to the outcome or timing of completion of either process, including the amount of tax ultimately payable related to fiscal years 2012-2014 and prior fiscal years, or any additional taxes, penalties, criminal sanctions, indictments, fines and other amounts that may be imposed as a result of the Assessment and criminal investigation, which may be material in amount or in adverse impact on the Company’s results of operations, financial position and reputation.

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to Orbotech’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, the risk that the Company may not achieve its revenue and margin expectations within and for 2018 (including, without limitation, due to shifting move-in dates); cyclicality in the industries in which the Company operates, the Company’s supply chain management and production capacity, order cancelation often without penalty; timing and occurrence of product acceptance (the Company defines ‘bookings’ and ‘backlog’ as purchase arrangements with customers that are based on mutually agreed terms, which, in some cases for bookings and backlog, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, within and among divisions, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate, including as a result of the ‘Brexit’ process and political uncertainty in the United States, or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices as well as automobiles, the Company’s global operations and its ability to comply with varying legal, regulatory, exchange, tax and customs regimes, the timing and outcome of tax audits, including the Assessment process in Israel and related criminal investigation (see above), the Company’s ability to achieve strategic initiatives, including related to its acquisition strategy, the Company’s debt and corporate financing activities; the final timing and outcome, and impact of the criminal matter and ongoing investigation in Korea, including any impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter, and ongoing or increased hostilities in Israel and the surrounding areas.

The foregoing information should be read in connection with the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and subsequent SEC filings. The Company is subject to the foregoing and other risks detailed in those reports. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

ORBOTECH COMPANY CONTACTS:
Rami Rozen	Tally Kaplan Porat
Director of Investor Relations	Director of Corporate Marketing
Tel: +972-8-942-3582 Investor.relations@orbotech.com	Tel: +972-8-942-3603 Tally-Ka@orbotech.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Alon Rozner
Alon Rozner
Corporate Vice President and Chief Financial Officer

Date:	February 14, 2018